Exhibit 12.1

CanWest Media Inc.

Fixed Charge Ratio

in thousands of Canadian dollars

	year ended August 31, 2000	year ended August 31, 2001	year ended August 31, 2002	year ended August 31, 2003	year ended August 31, 2004	6 months ended February 29, 2004	6 months ended February 28, 2005
	revised	revised	revised	revised	revised	revised
Net income	176,373	51,458	33,395	115,407	(219,258)	(331,667)	59,016
eliminate:
income taxes	77,385	(34,012)	64,787	(46,336)	37,760	27,546	36,497
financing expenses	61,685	359,438	382,534	384,794	351,306	177,522	139,729
interest component of rent expense	4,214	10,961	16,298	17,668	18,273	8,985	9,137
interest in earnings of equity accounted affiliates	(3,570)	13,551	1,523	1,332	(2,731)	349	(1,047)
minority interests	54,762	40,406	(18,583)	80,637	80,349	45,599	56,375

Income before taxes and fixed charges	370,849	441,807	479,954	553,502	265,699	(71,666)	299,707

Fixed Charges
Financing expense including amortization	61,685	359,438	382,534	384,794	351,306	177,522	139,729
Interest component of rent expense 1/3	4,214	10,961	16,298	17,668	18,273	8,985	9,137

Total Fixed Charges	65,889	370,399	398,832	402,462	369,579	186,507	148,866

Ratio of earnings to fixed charges	5.6	1.2	1.2	1.4	0.7	(0.4)	2.0